# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clene Inc., CIK 0001822791
CUSIP: 185634201
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 6550 SOUTH MILLROCK DRIVE, SUITE G50, Salt Lake City, Utah (UT), 84121
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-022224
Filed by CIK 0001835537

## Reporting persons
- Alison Mosca: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 32,777; shared voting power 1,860,385; sole dispositive power 32,777; shared dispositive power 1,860,385; aggregate amount beneficially owned 1,893,162 (19.7% of the class)
  Comment: Sole Voting and Dispositive Power includes options to purchase 30,804 shares of common stock; Shared Voting and Dispositive Power includes warrants to purchase 398,572 shares of common stock and 917,431 shares subject to conversion from a promissory note. The convertible note includes a provision limiting the Reporting Person's ability to convert certain amounts into common shares to the extent such conversion, together with the exercise of any warrants held by the Reporting Person, would require stockholder approval under the rules or regulations of the Nasdaq Stock Market.

## Item 1. Issuer
Name of issuer: Clene Inc.
Address of issuer's principal executive offices: 6550 South Millrock Drive Suite G50, Salt Lake City, UT, 84121

## Item 2. Person Filing
Name of person filing: Alison Mosca
Address of principal business office or, if none, residence: c/o Kensington Capital Holdings, LLC, 26 Patriot Place, Suite 301, Foxboro, MA 02035
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,893,162 (Includes the following: 1,973 shares of Common Stock held directly, 321,052 shares of Common Stock held by Kensington Clene 2021, LLC, for which Ms. Mosca is the sole manager of and owns a minority interest, 72,997 shares of Common Stock held by the Robert C. Gay 1998 Family Trust (the "Family Trust"), for which Ms. Mosca serves as trustee, and 150,333 shares of Common Stock held by Kensington Investments, L.P., for which Ms. Mosca serves as the chief executive officer. By reason of the provisions of Rule 13d-3 of the Act, Ms. Mosca may be deemed to beneficially own the shares beneficially owned by Kensington Clene 2021, LLC, the Family Trust, and Kensington Investments, L.P. Ms. Mosca disclaims beneficial ownership of the securities held in Kensington Clene 2021, LLC, the Family Trust, Kensington Clene 2024, LLC, and Kensington Investments, L.P. except to her pecuniary interest therein and this report shall not be deemed as an admission of beneficial ownership of the reported securities. Also includes options to purchase 30,804 shares of common stock, warrants to purchase 398,572 shares of common stock, and 917,431 shares subject to conversion from a promissory note issued by Kensington Clene 2024, LLC, for which Ms. Mosca is the sole manager of and owns a minority interest. The convertible note includes a provision limiting the Reporting Person's ability to convert certain amounts into common shares to the extent such conversion, together with the exercise of any warrants held by the Reporting Person, would require stockholder approval under the rules or regulations of the Nasdaq Stock Market. Kensington Clene 2021, LLC had been incorrectly referred to in the original Schedule 13G for Ms. Mosca as Kensington Clene, LLC; there is no such legal entity.
Percent of class: 19.7% (As of January 21, 2025 (based on 8,248,719 shares of Common Stock outstanding as represented in the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 24, 2025.)
Sole power to vote or to direct the vote: 32,777 (Includes 1,973 shares held directly and options to purchase 30,804 shares of common stock.)
Shared power to vote or to direct the vote: 1,860,385 (Includes 321,052 shares of Common Stock held by Kensington Clene 2021, LLC, 72,997 shares of Common Stock held by the Family Trust, 150,333 shares of Common Stock held by Kensington Investments, L.P., warrants to purchase 398,572 shares of Common Stock, and 917,431 shares subject to conversion from a promissory note.)
Sole power to dispose or to direct the disposition: 32,777 (Includes 1,973 shares held directly and options to purchase 30,804 shares of common stock.)
Shared power to dispose or to direct the disposition: 1,860,385 (Includes 321,052 shares of Common Stock held by Kensington Clene 2021, LLC, 72,997 shares of Common Stock held by the Family Trust, 150,333 shares of Common Stock held by Kensington Investments, L.P., warrants to purchase 398,572 shares of Common Stock, and 917,431 shares subject to conversion from a promissory note.)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Alison Mosca: /s/ Alison Mosca, Alison Mosca (02/12/2025)